

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   July 11, 2008

Wu Qinghuan
Chief Executive Officer
China Energy Recovery, Inc.
7F, De Yang Garden
No. 267 Qu Yang Road
Hongkou District, Shanghai
Shanghai, China 200081

> **Re: China Energy Recovery, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 23, 2008**
> **File No. 333-150659**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. To the extent available, please provide a recent developments section that summarizes and addresses your financial condition and results of operations for the recently completed interim period.

2. Please revise disclosures throughout your document to ensure that all share and per share data has been restated to reflect your stock split.

3. We note your response to comment 3 in our letter dated June 4, 2008. Given that your financial condition and overall capitalization has significantly changed as a result of your share exchange with Poise Profit International, Ltd. and your Securities Purchase Agreement, it appears to us that you should provide pro forma financial information in accordance with Article 11-01(a)(8) of Regulation S-X. Please revise as appropriate. Alternatively, you may update your financial statements and related disclosures to include the period ended June 30, 2007 which would therefore also include the impact of these transactions

4. We note that your financial statements and related disclosures have been updated to include the results of Poise Profit International Ltd. for the period ended March 31, 2008. We further note that the share exchange between China Energy

Recovery, Inc. and Poise Profit International, Ltd. took place subsequent to March 31, 2008. Therefore, since China Energy Recovery, Inc. was the actual registrant during the periods you have presented, please revise to include their historical financial statements and related MD&A disclosures. Alternatively, if you update your financial statements and related disclosures to the period ended June 30, 2008, you would only need to present the financial statements and related disclosures of Poise Profit International, Ltd. since that period would include the impact of the reverse acquisition and Poise Profit International, Ltd. would then be the effective registrant.

Prospectus Summary, page 1

5. In this section, please disclose your response to comment 6 in our letter dated June 4, 2008.

Revenue Recognition, page 15

6. We note your response to comment 13 in our letter dated June 4, 2008 and have the following additional comments:
   - We note that you provide your customers with a limited warranty. Please tell us how you have considered this in determining whether your agreements constitute a multiple element arrangement. Reference SAB 104 and EITF 00-21.
   - Tell us how you determined that the amount of revenue you have allocated to your warranty represents the fair value of that deliverable.
   - Please tell us, and revise to disclose, how you have considered SOP 81-1 in determining that it was appropriate to use percentage of completion accounting for your EPC services. In this regard, please ensure that you more specifically discuss the specific terms of the EPC contracts and how you determined that those terms supported the notion of a continuous sale. Reference paragraph 22 of SOP 81-1.

Results of Operations, page 16

7. We note your response to comment 14 in our letter dated June 4, 2008. Please further explain why the highly customized nature of your products and services precludes you from providing more quantified information regarding the factors that impact your operating results. It continues to appear to us that more quantified discussions regarding the impact of factors such as average contract values, sales volume, EPC services and raw material prices will allow readers to gain a more informed understanding of your operations.

Non-operating Income, page 17

8. We note your response to comment 15 in our letter dated June 4, 2008. Please revise to further explain how you considered any remaining legal rights vendors may have to collect the amounts payable.

Operating Activities, page 21

9. Please revise to disclose why you were unable to collect the accounts receivable balance related to the revenue you recognized during the three months ended March 31, 2008. Please also disclose if those amounts have now been collected.

Certain Relationships and Related Transactions, page 36

10. We note the transactions occurring between Mr. Wu and Vessel Works Division during 2007. However, it is unclear from the figures listed how you determined that the amount receivable from Mr. Wu is $463,663. Please explain these transactions in more detail.

11. We note your response to comment 27 in our letter dated June 4, 2008. Please revise to disclose that you believe it is not probable that you will have to make future payments or otherwise transfer consideration under the terms of your registration rights arrangements.

Description of Capital Stock, page 38

12. We note your response to comment 28 in our letter dated June 4, 2008 and have the following additional comments:
   - Tell us how you considered ASR 268 and EITF D-98 in determining the classification of your Preferred Stock.
   - It appears that your common stock was trading at a price higher than the per unit price at the time of the offering. Please tell us what consideration you have given to whether your Preferred Stock contains a beneficial conversion feature. Reference EITF 00-27.
   - Given the significance of your Securities Purchase Agreement, please revise to disclose the allocation of the proceeds to the preferred stock and warrants.
   - Please revise to include a sensitivity analysis demonstrating how changes in the fair market value of your warrants may impact your operating results.

Selling Shareholders, page 39

13. We note that you are registering the resale of 736,467 shares of common stock acquired in the private placement described in part (c). However, it appears that the three selling shareholders who obtained stock in this private placement plan to

sell 226,389 shares of common stock pursuant to this prospectus. Please explain why you are registering a greater number of shares or revise accordingly.

14. We note the following instances where the number of shares listed in the third column of the selling shareholders table do not match the number of shares listed in the corresponding footnote. Please clarify and revise accordingly.
   - Jared Kaban
   - Tapirdo Enterprises, LLC

Note 9- Deferred Revenue, page F-16

15. We note your response to comment 36 in our letter dated June 4, 2008. The amounts included as deferred revenue appear to be the amounts you will recognize as revenue once the warranty period has ended. It is still unclear to us how you are accounting for the expense associated with servicing this warranty. Please explain. In addition, please provide us with a more comprehensive discussion of the term of the warranty period and clarify if there are any circumstances in which you would be required to refund customers amounts exceeding the retainage.

Recent Sales of Unregistered Securities, page II-2

16. We note the April 13, 2008 transaction whereby three accredited investors purchased 1,302,999 shares of common stock for $50,000.00. In part (e) on page 39, you appear to be describing the same transaction, but you state that you issued 2,814,671 shares (on a post-split basis). If you are describing the same transaction in both places, please revise the number of shares issued accordingly. If you are not describing the same transaction, please disclose the transaction on page 39 in the Recent Sales of Unregistered Securities section as per Item 701 of Regulation S-K.

17. In part (d) on page 39, we note your discussion of the securities issued to consultants who provided advisory and consulting services to the company. Please disclose all these transactions in the Recent Sales of Unregistered Securities section as per Item 701 of Regulation S-K. We note your disclosure of the 55,556 shares issued to your attorney.

* * * *

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Rikard D. Lundberg, Esq.
        Brownstein Hyatt Farber Schreck, LLP
        410 Seventeenth Street, Suite 2200
        Denver, Colorado 80202